Exhibit 99.4

JPMorgan Chase Bank, N.A., Depositary PO Box 64873 Saint Paul MN 55164-0873  The Board of Directors unanimously recommends a vote FOR all the Resolutions.  FOLD AND DETACH HERE  Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.  Mark box at immediate left if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.  Sign belowDate: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, andwhere more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. Legend Biotech Corporation TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS  REPRESENTING ORDINARY SHARES OF Legend Biotech Corporation  Ordinary Resolutions FOR Address change Mark box, sign and indicate changes/comments below:AGAINST  ABSTAIN  FOR  AGAINST ABSTAIN Res. 1 Res. 4 Res. 2 Res. 5 Res. 3 Res. 6

Legend Biotech Corporation

AGENDA

Ordinary Resolutions

1.	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2021.
2.	To ratify the appointment of Ernst & Young LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2022.
3.

To re-elect Dr. Patrick Casey, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class II director of the Company for a full term of three (3) years.

4.

To re-elect Mr. Philip Yau, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class II director of the Company for a full term of three (3) years.

5.

To re-elect Dr. Fangliang Zhang, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class II director of the Company for a full term of three (3) years.

6.

To authorize each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Legend Biotech Corporation
JPMorgan Chase Bank, N.A., Depositary PO Box 64873, Saint Paul MN 55164-0873	Voting Instruction Card

JPMorgan Chase Bank, N.A., (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of shareholders of Legend Biotech Corporation (the “Company”) will be held at 9:30 a.m. (local time), on Friday, October 14, 2022, at the offices of the Company located at 2101 Cottontail Lane, Somerset, New Jersey 08873, USA, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Receipt(s) FOR or AGAINST or to ABSTAIN from voting on the Resolutions, or any of them, proposed for the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire or oppose or abstain from voting on the Company’s Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., New York City time, on October 12, 2022. Only the registered holders of record of American Depositary Receipt(s) as of the close of business on September 13, 2022, will be entitled to execute the attached Voting Instruction Card.

If no ADR Voting Instruction Card is received by the Depositary before 12:00 p.m., New York City time, October 12, 2022, in accordance with the provisions of the Depositary Agreement, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company, which for purposes of this meeting is the Chairman of the Company with full power to exercise the voting rights under the Ordinary Shares represented by your ADSs and with full power to each of substitution.

The signatory, a registered holder of American Depositary Receipts representing Ordinary Shares of the Company of record on September 13, 2022, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by American Depositary Receipts, in accordance with the instructions given at the Annual General Meeting of shareholders.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m., New York City time, on October 12, 2022.

Please Note: The Notice of Annual General Meeting and the Annual Report are available for viewing on the Company’s website www.legendbiotech.com.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.